UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 28, 2022

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 009, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 013, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 016, Series Gallery Drop 017, Series Gallery Drop 018, Series Gallery Drop 019, Series Gallery Drop 020, Series Gallery Drop 021, Series Gallery Drop 022, Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 025, Series Gallery Drop 026, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041, Series Gallery Drop 042, Series Gallery Drop 043, Series Gallery Drop 044, Series Gallery Drop 045, Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 052, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064, Series Gallery Drop 065, Series Gallery Drop 066, Series Gallery Drop 067, Series Gallery Drop 068, Series Gallery Drop 069, Series Gallery Drop 070, Series Gallery Drop 071, Series Gallery Drop 072, Series Gallery Drop 073, Series Gallery Drop 074, Series Gallery Drop 075, Series Gallery Drop 076, Series Gallery Drop 077, Series Gallery Drop 078, Series Gallery Drop 079, Series Gallery Drop 080, Series Gallery Drop 082, Series Gallery Drop 083, Series Gallery Drop 086, Series Gallery Drop 089, Series Gallery Drop 091, Series Gallery Drop 093, Series Gallery Drop 094, Series Gallery Drop 095, Series Gallery Drop 096, Series Gallery Drop 097, Series Gallery Drop 098, Series Gallery Drop 099, Series Gallery Drop 100, Series Gallery Drop 101, Series Gallery Drop 102, Series Gallery Drop 103, Series Gallery Drop 104, Series Gallery Drop 105, Series Gallery Drop 107, Series Gallery Drop 108, Series Gallery Drop 109, Series Gallery Drop 110, Series Gallery Drop 111, Series Gallery Drop 112, Series Gallery Drop 113, Series Gallery Drop 114, Series Gallery Drop 115, Series Gallery Drop 116, Series Gallery Drop 117, Series Gallery Drop 119, Series Gallery Drop 121, Series Gallery Drop 122, Series Gallery Drop 123
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Underlying Asset Sales
On the dates set forth below, the following series of Otis Gallery LLC, a Delaware series limited liability company (the “Company”), exchanged the underlying assets of such series for the amounts below for non-voting membership interests in Public Sneaker Collection LLC, a Delaware limited liability company (“Public Sneaker”), by subscribing to the offering by Public Sneaker of its interests. In connection with each such exchange, the applicable series will make de minimis operating expense reimbursement payments to Otis Wealth, Inc. (the “Manager”) for outstanding but unpaid expenses of such series. The Manager will assume all remaining outstanding but unpaid expenses of such series and, where applicable, waived any and all rights to receive the 10% distribution pursuant to Section 7.02 of the Company’s limited liability company agreement, dated February 1, 2019, as amended. The Manager, as the manager of each such series, was appointed as liquidator and will distribute to holders of interests in each such series all of the remaining assets of such series, which will consist, after the aforementioned reimbursements to the Manager, only of interests in Public Sneaker. After making such distribution, the Manager will wind up such series as the series will no longer have any assets or liabilities.

Series	Underlying Asset	Exchange Date	Exchange Amount	Offering Amount
Series Drop 002	2016 Nike MAG Back to the Future sneakers	11/22/22	$63,000	$33,000
Series Drop 010	Collection of Nike SB Dunks sneakers	11/22/22	58,000	25,000
Series Gallery Drop 014	Collection of 1985 Jordan 1 OG sneakers	11/22/22	98,000	33,000
Series Gallery Drop 016	Collection of Nike and Adidas Yeezy sneakers	11/22/22	34,000	21,000
Series Gallery Drop 021	Collection of artist collaboration Nike sneakers	11/22/22	34,100	27,500
Series Gallery Drop 022	Collection of Nike Air Jordan 1 sneakers	11/22/22	44,000	32,000
Series Gallery Drop 028	Nike SB Dunk Low “Freddy Krueger” sneakers	11/22/22	30,000	20,000
Series Gallery Drop 029	Collection of Travis Scott collaboration Nike sneakers	11/22/22	55,000	55,000
Series Gallery Drop 033	Collection of 1985 Nike Air Jordan I sneakers	11/22/22	86,400	24,000
Series Gallery Drop 036	Collection of streetwear collaboration Nike sneakers	11/22/22	61,200	51,000
Series Gallery Drop 037	a collection of Nike Air Jordan sneakers	11/22/22	23,850	26,500
Series Gallery Drop 040	Collection of Nike Air Max sneakers	11/22/22	39,050	35,500
Series Gallery Drop 041	Dior Collaboration Nike Air Jordan 1 Low sneakers	11/22/22	11,000	5,500
Series Gallery Drop 042	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	11/22/22	16,800	21,000
Series Gallery Drop 043	Futura collaboration Nike SB Dunk High “FLOM” sneakers	11/22/22	60,300	67,000
Series Gallery Drop 114	Collection of all three original Nike Air Yeezy 1’s	11/22/22	$13,500	$13,500

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2022	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director